# SEC Schedule 13D/A (Amendment No. 25) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lexicon Pharmaceuticals, Inc., CIK 0001062822
CUSIP: 528872302
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2445 Technology Forest Blvd., 11th Floor, The Woodlands, Texas (TX), 77381
Date of event which requires filing of this statement: 01/29/2026
Filed by CIK 0002005369
Persons authorized to receive notices and communications: Anne Goffard, Westend S.A., 44, Rue de la Vallee, L-2661 Luxembourg, Luxembourg (N4), 000000, (352) 22.42.59-1; Kenneth B. Wallach, Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, (212) 455-2000

## Reporting persons
- Invus, L.P. (CIK 0001404570): type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 35,402,689; shared voting power 7,362,368; sole dispositive power 35,402,689; shared dispositive power 0; aggregate amount beneficially owned 42,765,057 (10% of the class)
- Invus Advisors, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 35,402,689; shared voting power 7,362,368; sole dispositive power 35,402,689; shared dispositive power 0; aggregate amount beneficially owned 42,765,057 (10% of the class)
- Invus Public Equities, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 0; shared voting power 7,362,368; sole dispositive power 7,362,368; shared dispositive power 0; aggregate amount beneficially owned 7,362,368 (1.7% of the class)
- Invus Public Equities Advisors, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,362,368; sole dispositive power 7,362,368; shared dispositive power 0; aggregate amount beneficially owned 7,362,368 (1.7% of the class)
- Invus Global Management, LLC (CIK 0002005369): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 42,765,057; shared voting power 0; sole dispositive power 42,765,057; shared dispositive power 0; aggregate amount beneficially owned 42,765,057 (10% of the class)
- Siren, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 42,765,057; shared voting power 0; sole dispositive power 42,765,057; shared dispositive power 0; aggregate amount beneficially owned 42,765,057 (10% of the class)
- Avicenna Life Sci Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 1,538,462; shared voting power 0; sole dispositive power 1,538,462; shared dispositive power 0; aggregate amount beneficially owned 1,538,462 (0.4% of the class)
- Avicenna Life Sci Master GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,538,462; shared voting power 0; sole dispositive power 1,538,462; shared dispositive power 0; aggregate amount beneficially owned 1,538,462 (0.4% of the class)
- Invus US Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 5,451,204; shared voting power 0; sole dispositive power 5,451,204; shared dispositive power 0; aggregate amount beneficially owned 5,451,204 (1.3% of the class)
- Ulys, L.L.C. (CIK 0001218180): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 6,989,666; shared voting power 0; sole dispositive power 6,989,666; shared dispositive power 0; aggregate amount beneficially owned 6,989,666 (1.6% of the class)
- Mr. Raymond Debbane: type of reporting person: individual (IN); citizenship or place of organization: Panama (R1); source of funds: other (OO); sole voting power 51,217,900; shared voting power 0; sole dispositive power 51,217,900; shared dispositive power 0; aggregate amount beneficially owned 51,217,900 (12% of the class)
- Artal Participations S.a r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 154,734,327; shared voting power 0; sole dispositive power 154,734,327; shared dispositive power 0; aggregate amount beneficially owned 154,734,327 (36.2% of the class)
- Artal International S.C.A.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 154,734,327; shared voting power 0; sole dispositive power 154,734,327; shared dispositive power 0; aggregate amount beneficially owned 154,734,327 (36.2% of the class)
- Artal International Management S.A.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 154,734,327; shared voting power 0; sole dispositive power 154,734,327; shared dispositive power 0; aggregate amount beneficially owned 154,734,327 (36.2% of the class)
- Artal Group S.A.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 154,734,327; shared voting power 0; sole dispositive power 154,734,327; shared dispositive power 0; aggregate amount beneficially owned 154,734,327 (36.2% of the class)
- Westend S.A.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 154,734,327; shared voting power 0; sole dispositive power 154,734,327; shared dispositive power 0; aggregate amount beneficially owned 154,734,327 (36.2% of the class)
- Stichting Administratiekantoor Westend: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 154,734,327; shared voting power 0; sole dispositive power 154,734,327; shared dispositive power 0; aggregate amount beneficially owned 154,734,327 (36.2% of the class)
- Mr. Amaury Wittouck: type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 154,734,327; shared voting power 0; sole dispositive power 154,734,327; shared dispositive power 0; aggregate amount beneficially owned 154,734,327 (36.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Lexicon Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 2445 Technology Forest Blvd., 11th Floor, The Woodlands, Texas (TX), 77381
Comment: This Amendment No. 25 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.001 par value per share (the "Issuer Common Stock"), of Lexicon Pharmaceuticals, Inc., a Delaware corporation (the "Issuer" or "Lexicon"), initially filed on June 27, 2007, as amended by Amendment No. 1 thereto filed on August 24, 2007, Amendment No. 2 thereto filed on August 29, 2007, Amendment No. 3 thereto filed on October 8, 2009, Amendment No. 4 thereto filed on October 15, 2009, Amendment No. 5 thereto filed on March 19, 2010, Amendment No. 6 thereto filed on August 15, 2011, Amendment No. 7 thereto filed on November 14, 2011, Amendment No. 8 thereto filed on December 27, 2011, Amendment No. 9 thereto filed on February 24, 2012, Amendment No. 10 thereto filed on April 10, 2012, Amendment No. 11 thereto filed on October 26, 2012, Amendment No. 12 thereto filed on November 26, 2014, Amendment No. 13 thereto filed on June 4, 2018, Amendment No. 14 thereto filed on June 29, 2018, Amendment No. 15 thereto filed on December 16, 2020, Amendment No. 16 thereto filed on January 5, 2021, Amendment No. 17 thereto filed on January 21, 2021, Amendment No. 18 thereto filed on August 1, 2022, Amendment No. 19 thereto filed on August 9, 2022, Amendment No. 20 thereto filed on June 6, 2023, Amendment No. 21 thereto filed on March 13, 2024, Amendment No. 22 thereto filed on May 14, 2024, Amendment No. 23 thereto filed on July 29, 2024, and Amendment No. 24 thereto filed on December 9, 2024 (as so amended, the "Statement"). All capitalized terms not otherwise defined herein have the meaning assigned to them in the Statement.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Statement is hereby amended and restated in its entirety as follows:

This statement is being filed jointly by Invus, L.P., a Bermuda limited partnership, Invus Advisors, L.L.C., a Delaware limited liability company, Invus Public Equities, L.P., a Bermuda limited partnership, Invus Public Equities Advisors, LLC, a Delaware limited liability company, Invus US Partners LLC, a Delaware limited liability company, Invus Global Management, LLC, a Delaware limited liability company, Siren, L.L.C., a Delaware limited liability company, Avicenna Life Sci Master Fund LP, a Cayman Islands limited partnership, Avicenna Life Sci Master GP LLC, a Delaware limited liability company, Ulys, L.L.C., a Delaware limited liability company, Mr. Raymond Debbane, a citizen of Panama, Artal Participations S.a r.l., a company incorporated and registered under the laws of Luxembourg, Artal International S.C.A., a Luxembourg limited partnership, Artal International Management S.A., a Luxembourg societe anonyme, Artal Group S.A., a Luxembourg societe anonyme, Westend S.A., a Luxembourg societe anonyme, Stichting Administratiekantoor Westend, a Netherlands foundation (the "Stichting"), and Mr. Amaury Wittouck, a citizen of Belgium (collectively, the "Reporting Persons").
Residence or business address: The address of the principal place of business and principal office of Invus, L.P., Invus Public Equities, L.P., Invus US Partners LLC, Invus Global Management, LLC, Siren, L.L.C., Invus Advisors, L.L.C., Invus Public Equities Advisors, LLC, Avicenna Life Sci Master Fund LP, Avicenna Life Sci Master GP LLC, Ulys, L.L.C. and Mr. Raymond Debbane is 750 Lexington Avenue, 30th Floor, New York, NY 10022. The address of the principal place of business and principal office of Artal Participations S.a r.l., Artal International S.C.A., Artal International Management S.A., Artal Group S.A., Westend S.A. and Mr. Amaury Wittouck is 44, Rue de la Vallee, L-2661, Luxembourg, Luxembourg. The address of the principal place of business and principal office of the Stichting is H.J.E. Wenckebachweg 252, 1096 AS Amsterdam, The Netherlands.
Present principal occupation or employment:
Invus, L.P. is controlled by Invus Advisors, L.L.C. and Invus Public Equities, L.P. is controlled by Invus Public Equities Advisors, LLC. Each of Invus Advisors, L.L.C. and Invus Public Equities Advisors, LLC is controlled by Invus Global Management, LLC. Invus Global Management, LLC is controlled by Siren, L.L.C. Avicenna Life Sci Master Fund LP is controlled by Avicenna Life Sci Master GP LLC. Avicenna Life Sci Master GP LLC is controlled by Ulys, L.L.C. Siren, L.L.C. and Ulys, L.L.C. are controlled by Mr. Raymond Debbane.

Each of Avicenna Life Sci Master Fund LP, Invus, L.P., Invus US Partners LLC and Invus Public Equities, L.P. is principally engaged in the business of investing in securities. Invus Public Equities Advisors, LLC is primarily engaged in the business of serving as the general partner of Invus Public Equities, L.P. Invus Advisors, L.L.C. is principally engaged in the business of serving as the general partner of Invus, L.P. Invus Global Management, LLC is principally engaged in serving as managing member of Invus Public Equities Advisors, LLC and Invus Advisors, L.L.C. Siren, L.L.C. is principally engaged in the business of serving as the managing member of Invus Global Management, LLC. Avicenna Life Sci Master GP LLC is principally engaged in the business of serving as the general partner of Avicenna Life Sci Master Fund LP. Ulys, L.L.C. is principally engaged in the business of serving as the managing member of Invus US Partners LLC and Avicenna Life Sci Master GP LLC. Mr. Debbane is the managing member of Ulys, L.L.C. and Siren, L.L.C., and his present occupation is serving as President of The Invus Group, LLC and Chief Executive Officer of Artal Group S.A. Mr. Debbane is also Chairman of the board of directors of the Issuer.

Artal Participations S.a r.l., a subsidiary of Artal International S.C.A, is principally engaged in the business of investing in securities. Artal International S.C.A., a subsidiary of Artal Group S.A., is principally engaged in the business of owning its subsidiaries. Artal International Management S.A., a subsidiary of Artal Group S.A., is principally engaged in the business of managing Artal International S.C.A. Artal Group S.A., a subsidiary of Westend S.A., is principally engaged in the business of owning Artal International Management S.A., and Artal International S.C.A. and its subsidiaries. Westend S.A., a subsidiary of the Stichting, is principally engaged in the business of owning Artal Group S.A. and its subsidiaries. The Stichting is principally engaged in the business of owning Westend S.A. and its subsidiaries. Mr. Amaury Wittouck is the sole member of the board of the Stichting, and his principal present occupation is as Chairman of the board of Artal Group S.A.

The members of the Board of Managers of Artal Participations S.a r.l. are Mrs. Anne Goffard, Mr. Pierre Claudel and Mr. Bernard Darimont. The director of Artal International Management S.A. is Mr. Bernard Darimont; the Managing Directors of Artal International Management S.A. are Mrs. Anne Goffard and Mr. Pierre Claudel, and the managing partner of Artal International S.C.A. is Artal International Management S.A. Mr. Claudel is a citizen of France; his present principal occupation is as an employee of Artal International Management S.A.; and his business address is the same as for Artal International Management S.A. Mr. Darimont is a citizen of Belgium; his present principal occupation is as a director of Artal International Management S.A.; and his business address is the same as for Artal International Management S.A. Mrs. Goffard is a citizen of Belgium; her present principal occupation is as an employee of Artal International Management S.A.; and her business address is the same as for Artal International Management S.A.

The directors of Artal Group S.A. are Mr. Amaury Wittouck (Chairman), Mr. Pierre Ahlborn, Mr. Gabriel de l'Escaille, Mr. Debbane (Managing Director), Mr. Jean Fossion and Mr. Frank Dierckx. Mr. Wittouck is a citizen of Belgium, and his present principal occupation is as Chairman of the board of Artal Group S.A. Mr. Ahlborn is a citizen of Luxembourg; and his present principal occupation is as the chief executive officer of Banque de Luxembourg S.A.; and his business address is 14, Bd. Royal, L-2449, Luxembourg, Luxembourg. Mr. de l'Escaille is a citizen of Belgium, and his present principal occupation is as a director of Artal Group S.A. Mr. Fossion is a citizen of Belgium; and his present principal occupation is as a financial consultant; and his business address is Domein Fuji 6, 1970 Wezembeek-Oppem, Belgium. Mr. Dierckx is a citizen of Belgium, and his present principal occupation is as a consultant. The business address for Mr. Dierckx is Elzabetlaan 174, 8300 Knokke, Belgium. The information for Mr. Debbane and Mr. Amaury Wittouck is provided above. Unless otherwise noted above, the business address of each of the directors of Artal Group S.A. is the same as for Artal Group S.A.

The directors of Westend S.A. are Mrs. Anne Goffard (Managing Director), Mr. Pierre Claudel (Managing Director), Mr. Henri Reiter, Mr. Frank Dierckx, Mr. Amaury Wittouck, Mrs. Flore Wittouck, Mrs. Amandine Wittouck and Mr. Kyril Wittouck. Mr. Henri Reiter is a citizen of Luxembourg; his present principal occupation is as independent director, and his business address is 40, Boulevard Joseph II, L-1840 Luxembourg. Mrs. Flore Wittouck is a citizen of Belgium; her present principal occupation is as a director of Westend S.A. Mrs. Amandine Wittouck is a citizen of Belgium; her present principal occupation is as a director of Westend S.A. Mr. Kyril Wittouck is a citizen of Belgium; his present principal occupation is as a director of Westend S.A. Unless otherwise noted above, the business address of each of the directors of Westend S.A. is the same as for Westend S.A. The information for Mrs. Goffard, Mr. Claudel, Mr. Dierckx and Mr. Amaury Wittouck is provided above.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the individuals named in Item 2 or the amended Schedule I attached hereto and incorporated herein by reference (the "Schedule I") has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, none of the individuals named in Item 2 or Schedule I, hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

The information set forth in Items 4, 5 and 6 of the Statement is incorporated herein by reference.

On January 29, 2026, Artal Participations S.a r.l. agreed to purchase (i) 22,400,000 shares of Issuer Common Stock from the Issuer for an aggregate purchase price of $29,120,000.00 and (ii) 367,145.12 shares of Series B Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock"), of the Issuer for an aggregate purchase price of $23,864,432.80.

On January 30, 2026, Artal Participations S.a r.l. assigned its right to purchase from the Issuer 3,846,154 shares of Issuer Common Stock to Invus Public Equities, L.P., and Invus Public Equities, L.P. agreed to purchase directly from the Issuer 3,846,154 shares of Issuer Common Stock for an aggregate purchase price of $5,000,000.20.

On February 2, 2026, Artal Participations S.a r.l. and Invus Public Equities, L.P. consummated the purchases of Issuer Common Stock and Preferred Stock referenced above.

On February 2, 2026, Avicenna Life Sci Master Fund LP purchased 1,538,462 shares of Issuer Common Stock as part of the 2026 Issuer Public Offering (as defined below) for an aggregate purchase price of $2,000,000.60.

Each of Artal Participations S.a r.l., Invus Public Equities, L.P. and Avicenna Life Sci Master Fund LP used available funds to purchase the securities.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

The information set forth in Items 3, 5 and 6 of the Statement is incorporated herein by reference

On January 29, 2026, the Issuer announced its intention to conduct an underwritten public offering of Issuer Common Stock and to sell shares of Issuer Common Stock and Preferred Stock in a concurrent private placement to certain of the Reporting Persons pursuant to Reporting Person's preemptive right under the Issuer's Sixth Amended and Restated Certificate of Incorporation dated May 10, 2024. The Issuer entered into an underwriting agreement with the underwriters named therein for the public offering issuance and sale of 32,000,000 shares of Issuer Common Stock, plus a 30-day option for the underwriters to purchase up to an additional 4,800,000 shares of Issuer Common Stock (the "2026 Issuer Public Offering").

On January 29, 2026, the Issuer entered into a purchase agreement (the "Purchase Agreement") with Artal Participations S.a r.l., Invus US Partners LLC, Ulys, L.L.C., Invus, L.P., Invus Advisors, LLC, Invus Public Equities, L.P., Invus Public Equities Advisors, LLC, Invus Global Management, LLC, Siren, L.L.C. and Mr. Raymond Debbane (collectively with Artal Participations S.a r.l., the "Investor Group") pursuant to which Artal Participations S.a r.l. agreed to purchase 22,400,000 shares of Issuer Common Stock for an aggregate purchase price of $29,120,000.00, representing a purchase price (the "Purchase Price") of $1.30 per share. On January 30, 2026, Artal Participations S.a r.l. assigned its right to purchase from the Issuer 3,846,154 shares of Issuer Common Stock to Invus Public Equities, L.P., and Invus Public Equities, L.P. agreed to purchase directly from the Issuer 3,846,154 shares of Issuer Common Stock for an aggregate purchase price of $5,000,000.20, representing a Purchase Price of $1.30 per share.

The purchases of Issuer Common Stock by each of Artal Participations S.a r.l. and Invus Public Equities, L.P. were made directly from the Issuer in a private placement and closed on February 2, 2026. Under the Purchase Agreement, the Issuer agreed to certain covenants and made certain representations and warranties to each of Artal Participations S.a r.l. and Invus Public Equities, L.P. and agreed to customary indemnification provisions to the Investor Group and each of their respective affiliates, directors, officers, agents, control persons and employees.

In connection with the Purchase Agreement and 2026 Issuer Public Offering, the Investor Group has agreed, subject to specified limited exceptions, not to dispose of or hedge any Issuer Common Stock or any securities convertible into or exchangeable for Issuer Common Stock, for a period of 60 days commencing January 29, 2026, except with the prior written consent of the representatives of the underwriters in the 2026 Issuer Public Offering (such agreement the "Lock-up Agreement").

On January 29, 2026, the Issuer entered into a Preferred Stock Purchase Agreement (the "Preferred Purchase Agreement") with Artal Participations S.a r.l. Pursuant to the Preferred Purchase Agreement, the Issuer agreed to sell 367,145.12 shares of Preferred Stock at a price per share of $65.00 in a private placement (the "Private Placement"). Each share of Preferred Stock will automatically convert into 50 shares (subject to adjustments) of Issuer Common Stock immediately following the satisfaction of all of the following conditions: (i) the approval of an increase to the number of authorized shares of Issuer Common Stock available for issuance under the Seventh Amended and Restated Certificate of Incorporation of the Issuer (the "New Charter") by the shareholders of the Issuer at the 2026 annual meeting of stockholders (the "Annual Meeting"); (ii) the adoption of the New Charter by the Issuer's board of directors; and (iii) the filing and acceptance of the New Charter with and by the Secretary of State of the State of Delaware; provided, however, no such automatic conversion shall be permitted until all consents, approvals or clearances with respect to, or termination or expiration of any applicable waiting period (and any extensions thereof) imposed under, The Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, required for the conversion by the holders of Preferred Stock, if any, shall have been obtained, received, deemed to have been received or terminated or expired as the case may be. The holders of the Preferred Stock are not entitled to vote on matters presented to the holders of Issuer Common Stock for approval. The purchase of the Preferred Stock by Artal Participations S.a r.l. was made directly from the Issuer in a private placement and closed on February 2, 2026.

The Preferred Purchase Agreement also provides Artal Participations S.a r.l. the right to purchase from the Issuer, on a pro rata basis, up to an additional 94,854.88 shares of Preferred Stock at a price per share of $65.00, if and to the extent the underwriters exercise their option to purchase up to an additional 4,800,000 shares of Issuer Common Stock in the 2026 Issuer Public Offering.

The Preferred Purchase Agreement contains customary representations, warranties and agreements by the Issuer and customary conditions to closing, obligations of the parties and termination provisions. The above descriptions of the Purchase Agreement, Preferred Purchase Agreement and Lock-Up Agreement are qualified in their entirety by reference to the Purchase Agreement, Preferred Purchase Agreement and Lock-Up Agreement, which are filed as exhibits to this Statement and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a), Item 5(b) and Item 5(c) of the Statement is each hereby amended and restated in its entirety as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

As of the date hereof, Invus Public Equities, L.P. is the record and beneficial owner of 7,362,368 shares of Issuer Common Stock, representing approximately 1.7% of the outstanding shares of Issuer Common Stock. Invus Public Equities Advisors, LLC, as the general partner of Invus Public Equities, L.P., controls Invus Public Equities, L.P. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Invus Public Equities, L.P. Invus Global Management, LLC, as the managing member of Invus Public Equities Advisors, LLC, controls Invus Public Equities Advisors, LLC and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Invus Public Equities Advisors, LLC may be deemed to beneficially own. Siren, L.L.C., as the managing member of Invus Global Management, LLC, controls Invus Global Management, LLC and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Invus Global Management, LLC may be deemed to beneficially own. Mr. Raymond Debbane, as the managing member of Siren, L.L.C., controls Siren, L.L.C. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Siren, L.L.C. may be deemed to beneficially own. Each of Invus Public Equities Advisors, LLC, Invus Global Management, LLC, Siren, L.L.C. and Mr. Debbane disclaims such beneficial ownership.

Invus, L.P. is the record owner of 35,402,689 shares of Issuer Common Stock and the beneficial owner of 42,765,057 shares of Issuer Common Stock, representing approximately 8.3% and approximately 10.0%, respectively, of the outstanding shares of Issuer Common Stock. Invus Advisors, L.L.C., as the general partner of Invus, L.P., controls Invus, L.P. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Invus, L.P. Invus Global Management, LLC, as the managing member of Invus Advisors, L.L.C., controls Invus Advisors, L.L.C. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Invus Advisors, L.L.C. may be deemed to beneficially own. Siren, L.L.C., as the managing member of Invus Global Management, LLC, controls Invus Global Management, LLC and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Invus Global Management, LLC may be deemed to beneficially own. Mr. Raymond Debbane, as the managing member of Siren, L.L.C., controls Siren, L.L.C. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Siren, L.L.C. may be deemed to beneficially own. Each of Invus Advisors, L.L.C., Invus Global Management, LLC, Siren, L.L.C. and Mr. Debbane disclaims such beneficial ownership.

Artal Participations S.a r.l. is the record and beneficial owner of 154,734,327 shares of Issuer Common Stock, representing approximately 36.2% of the outstanding shares of Issuer Common Stock. Artal International S.C.A. as the sole shareholder of Artal Participations S.a r.l. controls Artal Participations S.a r.l. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Artal Participations S.a r.l. may be deemed to beneficially own. Artal International Management S.A., as the managing partner of Artal International S.C.A., controls Artal International S.C.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Artal International S.C.A. may be deemed to beneficially own. Artal Group S.A., as the sole stockholder of Artal International Management S.A., controls Artal International Management S.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Artal International Management S.A. may be deemed to beneficially own. Westend S.A., as the parent company of Artal Group S.A., controls Artal Group S.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Artal Group S.A. may be deemed to beneficially own. The Stichting, as the majority stockholder of Westend S.A., controls Westend S.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Westend S.A. may be deemed to beneficially own. Mr. Amaury Wittouck, as the sole member of the board of the Stichting, controls the Stichting and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that the Stichting may be deemed to beneficially own. Each of Artal International S.C.A., Artal International Management S.A., Artal Group S.A., Westend S.A., the Stichting and Mr. Amaury Wittouck disclaims such beneficial ownership.

Invus US Partners LLC is the record and beneficial owner of 5,451,204 shares of Issuer Common Stock, representing approximately 1.3% of the outstanding shares of Issuer Common Stock. Ulys, L.L.C., as the managing member of Invus US Partners LLC, controls Invus US Partners LLC and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Invus US Partners LLC. As the managing member of Ulys, L.L.C., Mr. Raymond Debbane controls Ulys, L.L.C. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Ulys, L.L.C. may be deemed to beneficially own. Each of Ulys, L.L.C. and Mr. Debbane disclaims such beneficial ownership.

Avicenna Life Sci Master Fund LP is the record and beneficial owner of 1,538,462 shares of Issuer Common Stock, representing approximately 0.4% of the outstanding shares of Issuer Common Stock. Avicenna Life Sci Master GP LLC, as the general partner of Avicenna Life Sci Master Fund LP, controls Avicenna Life Sci Master Fund LP and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Avicenna Life Sci Master Fund LP. Ulys, L.L.C., as the managing member of Avicenna Life Sci Master GP LLC, controls Avicenna Life Sci Master GP LLC and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Avicenna Life Sci Master GP LLC may be deemed to beneficially own. As the managing member of Ulys, L.L.C., Mr. Raymond Debbane controls Ulys, L.L.C. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Ulys, L.L.C. may be deemed to beneficially own. Each of Avicenna Life Sci Master GP LLC, Ulys, L.L.C. and Mr. Debbane disclaims such beneficial ownership.

Mr. Debbane is the beneficial owner of 51,217,900 shares of Issuer Common Stock representing approximately 12.0% of the outstanding shares of Issuer Common Stock including 1,385,689 shares of Issuer Common Stock owned directly by Mr. Debbane, representing approximately 0.3% of the outstanding shares of Issuer Common Stock and an additional 77,488 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days. Mr. Debbane also holds unvested stock options to purchase an additional 137,964 shares of Issuer Common Stock scheduled to vest on various vesting dates and 89,312 restricted stock units that are scheduled to vest on June 3, 2026.

The Reporting Persons collectively beneficially own 205,952,227 shares of Issuer Common Stock, representing approximately 48.2% of the outstanding shares of Issuer Common Stock. Calculations of the percentage of shares of Issuer Common Stock beneficially owned are based on 427,084,567 shares of Issuer Common Stock outstanding as of the closing of the transactions disclosed herein, as disclosed in the Prospectus Supplement filed by the Issuer with the Securities and Exchange Commission on February 2, 2026 pursuant to Rule 424(b)(5), calculated pursuant to Rule 13d-3 of the Exchange Act.

Mr. Amouyal beneficially owns 285,174 shares of Issuer Common Stock held directly and an additional 77,488 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days. Mr. Guimaraes beneficially owns 714 shares of Issuer Common Stock. Mr. Sobecki beneficially owns 203,865 shares of Issuer Common Stock held directly and an additional 77,488 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days. Each of Messrs. Amouyal and Sobecki also holds unvested stock options to purchase an additional 137,964 shares of Issuer Common Stock scheduled to vest on various vesting dates and 89,312 restricted stock units that are scheduled to vest on June 3, 2026. Shares of Issuer Common Stock beneficially owned by each of Messrs. Amouyal, Guimaraes and Sobecki represent less than 1% of the number of outstanding shares of Issuer Common Stock.
Transactions in the class effected during the past sixty days: Except as set forth in this Statement, there have been no transactions in shares of Issuer Common Stock by any of the Reporting Persons in the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Items 3 and 4 of the Statement is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Statement is hereby amended and supplemented by inserting the following at the end thereof:

Exhibit 99.30: Joint Filing Agreement

Exhibit 99.31: Schedule I List of Directors and Officers

Exhibit 99.32: Stock Purchase Agreement dated January 29, 2026 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on February 2, 2026).

Exhibit 99.33: Preferred Stock Purchase Agreement dated January 29, 2026 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on February 2, 2026).

Exhibit 99.34: Form of Lock-Up Agreement (incorporated by reference to the Form of the Lock-Up Agreement attached as an exhibit to the Underwriting Agreement dated January 29, 2026 filed as Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer on February 2, 2026).

## Signatures
- Invus, L.P.: /s/ Raymond Debbane, Raymond Debbane, President of Invus Advisors L.L.C., its general partner (02/02/2026)
- Invus Advisors, L.L.C.: /s/ Raymond Debbane, Raymond Debbane, President (02/02/2026)
- Invus Public Equities, L.P.: /s/ Raymond Debbane, Raymond Debbane, President of Invus Public Equities Advisors, LLC, its general partner (02/02/2026)
- Invus Public Equities Advisors, LLC: /s/ Raymond Debbane, Raymond Debbane, President (02/02/2026)
- Invus Global Management, LLC: /s/ Raymond Debbane, Raymond Debbane, President (02/02/2026)
- Siren, L.L.C.: /s/ Raymond Debbane, Raymond Debbane, President (02/02/2026)
- Avicenna Life Sci Master Fund LP: /s/ Raymond Debbane, Raymond Debbane, Chief Executive Officer of Avicenna Life Sci Master GP LLC, its general partner (02/02/2026)
- Avicenna Life Sci Master GP LLC: /s/ Raymond Debbane, Raymond Debbane, Chief Executive Officer (02/02/2026)
- Invus US Partners LLC: /s/ Raymond Debbane, Raymond Debbane, President (02/02/2026)
- Ulys, L.L.C.: /s/ Raymond Debbane, Raymond Debbane, President (02/02/2026)
- Mr. Raymond Debbane: /s/ Raymond Debbane, Raymond Debbane (02/02/2026)
- Artal Participations S.a r.l.: /s/ Pierre Claudel, Pierre Claudel, Manager (02/02/2026)
- Artal International S.C.A.: /s/ Anne Goffard, Anne Goffard, Managing Director of Artal International Management S.A., its managing partner (02/02/2026)
- Artal International Management S.A.: /s/ Anne Goffard, Anne Goffard, Managing Director (02/02/2026)
- Artal Group S.A.: /s/ Anne Goffard, Anne Goffard, Authorized Person (02/02/2026)
- Westend S.A.: /s/ Anne Goffard, Anne Goffard, Managing Director (02/02/2026)
- Stichting Administratiekantoor Westend: /s/ Amaury Wittouck, Amaury Wittouck, Sole Member of the Board (02/02/2026)
- Mr. Amaury Wittouck: /s/ Amaury Wittouck, Amaury Wittouck (02/02/2026)